Filed by Vringo, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the "Securities Act") and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the "Exchange Act")
Subject Company: Vringo, Inc.
Exchange Act File Number: 001-34785

The following is a press release, dated March 19, 2012, announcing that Andrew Perlman, the Chief Executive Officer of Vringo, Inc. (the “Company”), provided to the Company’s shareholders an update on the Company’s progress in the first quarter, its near-term outlook and its proposed merger with Innovate/Protect, Inc.

VRINGO ISSUES LETTER TO SHAREHOLDERS

CEO Andrew Perlman Provides Update on Progress in the First Quarter, Near-Term Outlook, and Recent Merger Announcement

NEW YORK — March 19, 2012 — Vringo, Inc. (NYSE Amex: VRNG), a provider of software platforms for mobile social and video applications, announced that new Chief Executive Officer Andrew Perlman has provided an update on Vringo's progress in the first quarter, its near-term outlook, and its proposed merger with Innovate/Protect, Inc.

March 19, 2012

Dear Fellow Shareholders,

First and foremost, I would like to personally thank all of you for your continued support of Vringo. I am writing you today to update you on our progress in the first quarter, our vision for the near term, and our recent merger announcement. Vringo's Board of Directors and management believe that the proposed merger with Innovate/Protect has the potential to maximize shareholder value both now and into the future.

The merger combines two of the most strategically important and valuable sectors in technology today: Mobile Social and Intellectual Property.

As Vringo continues the success of its current product portfolio including FacetonesTM and Video Ringtones, the combined Vringo and Innovate/Protect portfolios of patents provide a far-reaching and fundamental basis for exciting future technology and innovation.

We believe that the proposed merger will create value and diversify our potential revenue streams by combining Vringo's mobile social distribution platform, existing products, large customer base, and licensing experience with Innovate/Protect's innovation team, valuable patent portfolio and litigation expertise.

We expect that the core business of mobile apps and services, most notably FacetonesTM and Video Ringtones, will continue to develop under the leadership of Andrew Lang. Andrew is an internet pioneer and former Chief Technology Officer at Lycos, who would join us from Innovate/Protect to become our Chief Technology Officer, where he would focus on maximizing our innovations and partnerships, if the merger is consummated.

Since we last updated you in December, we have:

▪	Reached more than one million downloads of our FacetonesTM product
▪	Entered into an agreement with Facebook over the use of the name FacetonesTM
▪	Partnered with Nokia to launch our FacetonesTM and Video Ringtone products
▪	Received notice of allowance for our first European patent
▪	Raised an additional $3.6 million through the exercise of outstanding warrants, which has improved the company's cash position and streamlined its capitalization table

We begin the second quarter excited about the future of our products and upcoming developments.   With the proposed merger, which we expect to close during the second quarter, we believe that we are establishing a strong team within this combined entity for potential future product development.

We will continue to develop our Facetones™ product.  We see a bright future in Mobile Social as we continue to improve our advertising monetization, launch the service with additional mobile carriers around the world, and work diligently towards partnerships with top handset manufactures, such as Nokia and ZTE, to pre-load our software products on handsets when they are shipped.

In the near term, we expect to:

▪	Establish partnerships and launch our products with additional mobile carriers around the world
▪	Sign additional agreements with major handset makers to pre-load our software
▪	Commence shipments of devices pre-loaded with Facetones™
▪	Integrate with additional mobile advertising networks
▪	Integrate additional social media content sources into our Facetones™ product
▪	Close our proposed merger with Innovate/Protect

In addition, we plan to file documents with the SEC and announce the date of shareholder meeting to approve the merger. Please be on a lookout for both.

As we told you last week, this merger could allow Vringo to be a company with even greater technology leadership and potential, combined with an increased portfolio of intellectual property, which could significantly diversify our existing revenue streams.

Innovate/Protect maximizes the economic benefits of intellectual property assets. Innovate/Protect obtained eight patents covering inventions by Andrew Lang and Donald Kosak from Lycos, and brought together an experienced team including Don Stout, President of NTP, Inc.; H. Van Sinclair, the President and CEO of the RLJ Companies and former partner-in-charge of litigation at Arent Fox LLP; David Cohen, former senior litigation counsel at Nokia; and Dickstein Shapiro LLP, a nationally ranked IP litigation law firm.

Two of the Lang and Kosak patents are at issue in a patent litigation pending in the Eastern District of Virginia against Google, AOL, Gannett, Target and IAC. The trial is scheduled to commence in less than seven months, on October 16, 2012. The court is scheduled to conduct a Markman hearing to interpret the patents-in-suit on June 4, 2012. We have made additional information regarding the litigation available for your review on our website, www.VringoIP.com. We believe the companies' combined resources will be ample to make it through trial.

We will continue to keep you informed on news related to our apps and services, new partnerships and platforms, the anticipated closing of the proposed merger with Innovate/Protect, developments in the litigation, and our progress creating both near-term and long-term value for our shareholders.

Regards,

Andrew Perlman

Chief Executive Officer

About Vringo, Inc.

Vringo (NYSE Amex: VRNG) is a provider of software platforms for mobile social and video applications. With its award-winning video ringtone application and other mobile software platforms, including Facetones™, Video Remix and Fan Loyalty, Vringo transforms the basic act of making and receiving mobile phone calls into a highly visual, social experience. Vringo's video ringtone service enables users to create or take video, images and slideshows from virtually anywhere and turn it into their visual call signature. In a first for the mobile industry, Vringo has introduced its patented VringForward technology, which allows users to share video clips with friends with a simple call. Vringo's Facetones™ application creates an automated video slideshow using friends' photos from social media web sites, which is played each time a user communicates with a friend using a mobile device. Vringo's Video ReMix application, in partnership with music artists and brands, allows users to create their own music video by tapping on a Smartphone or tablet. Fan Loyalty is a platform that lets users interact, vote and communicate with contestants in reality TV series with which Vringo partners, as well as downloading and setting clips from such shows as video ringtones. Vringo's video ringtone application has been heralded by The New York Times as "the next big thing in ringtones" and USA Today said it has "to be seen to be believed." For more information, visit: www.vringoip.com and www.vringoinc.com

About Innovate/Protect Inc.

Innovate/Protect Inc. is an intellectual property firm founded in 2011 whose wholly-owned subsidiary, I/P Engine, holds eight patents that were acquired from Lycos Inc.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Vringo, Inc. ("Vringo") or Innovate/Protect, Inc. ("Innovate/Protect") or the solicitation of any vote or approval. In connection with the proposed transaction, Vringo will file with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about Vringo, Innovate/Protect, the transaction and related matters. Vringo will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of Innovate/Protect when it becomes available. Investors and security holders of Vringo and Innovate/Protect are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of Vringo will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) and other documents filed with the SEC by Vringo through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders of Vringo and Innovate/Protect will be able to obtain free copies of the proxy statement/prospectus for the proposed merger (when it is available) by contacting Vringo, Inc., Attn.: Cliff Weinstein, VP Corporate Development, at 44 W. 28th Street, New York, New York 10001, or by e-mail at cliff@vringo.com. Investors and security holders of Innovate/Protect will also be able to obtain free copies of the proxy statement/prospectus for the merger by contacting Innovate/Protect, Attn.: Chief Operating Officer, 380 Madison Avenue, 22nd Floor, New York, NY 10017, or by e-mail at info@innovateprotect.com.

Vringo and Innovate/Protect, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between Vringo and Innovate/Protect. Information regarding Vringo's directors and executive officers is contained in Vringo's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the SEC on March 31, 2011, and in its proxy statement prepared in connection with its 2011 Annual Meeting of Stockholders, which was filed with the SEC on May 25, 2011. Information regarding Innovate/Protect's directors and officers and a more complete description of the interests of Vringo's directors and officers in the proposed transaction will be available in the proxy statement/prospectus that will be filed by Vringo with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Vringo and Innovate/Protect; the expected timetable for completing the transaction; the potential value created by the proposed merger for Vringo's and Innovate/Protect's stockholders; the potential of the combined companies' technology platform; our respective or combined ability to raise capital to fund our combined operations and business plan; the continued listing of Vringo's or the combined company's securities on the NYSE Amex; market acceptance of Vringo products; our collective ability to protect our intellectual property rights; competition from other providers and products; our ability to license and monetize the patents owned by Innovate/Protect, including the outcome of the litigation against online search firms and other companies; the combined company's management and board of directors; and any other statements about Vringo's or Innovate/Protect's management teams' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that Vringo and Innovate/Protect may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed merger for Vringo's and Innovate/Protect's stockholders; our respective or combined inability to raise capital to fund our combined operations and business plan; Vringo's or the combined company's inability to maintain the listing of our securities on the NYSE Amex; the potential lack of market acceptance of Vringo's products; our collective inability to protect our intellectual property rights; potential competition from other providers and products; our inability to license and monetize the patents owned by Innovate/Protect, including the outcome of the litigation against online search firms and other companies; and other risks and uncertainties more fully described in Vringo's Annual Report on Form 10-K for the year ended December 31, 2010 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, each as filed with the SEC, as well as the other filings that Vringo makes with the SEC. Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

In addition, the statements in this press release reflect our expectations and beliefs as of the date of this release. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing our views as of any date after the date of this release.

Contacts:

Investors:

Cliff Weinstein

Chief Communications Officer

Vringo, Inc

646-532-6777

cliff@vringo.com

Media:

Micheline Tang/Mark Semer

Kekst and Company

212-521-4800

Caroline L. Platt

The Hodges Partnership

804-788-1414 (o)

804-317-9061 (m)

cplatt@hodgespart.com